                                                  Filed by Caldera Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                          Subject Company: Caldera Systems, Inc.
                                                 Commission File No. 333-0662823

FOR IMMEDIATE RELEASE



PRESS ONLY CONTACT:
Nancy Pomeroy
Caldera Systems, Inc.
Nancy@caldera.com
Phone: (801) 765-4999
Fax: (801) 765-1313

                     CALDERA SYSTEMS(R) PREVIEWS NEW COMPANY
                           -- CALDERA INTERNATIONAL --
                         AT CeBIT WITH INDUSTRY SUPPORT
  New Company First to Unify UNIX (R) with Linux (R) for Business and Pioneers
                Develop-on, Deploy-on, Management Product Roadmap

CEBIT, HANOVER, GERMANY -- MARCH 26, 2001 -- Caldera Systems, Inc. (Nasdaq:
CALD) today announced the debut of Caldera International, the name of the new company after the completion of the acquisition of The Santa Cruz Operation, Inc. (SCO) (Nasdaq: SCOC) Server Software and Professional Services divisions by Caldera Systems, Inc. expected the second calendar quarter.

          As reflected in the Caldera mission statement, the new Caldera International will focus on three distinct areas, "...to help all businesses and customers interested in developing, deploying and managing Linux and unified UNIX platforms." The new company will provide unified UNIX and Linux products on Intel architecture with global sales, services, support and training to companies of any size.

         "The goal of Caldera Systems from its inception was to make Linux the alternative business platform in the industry," said Ransom Love, president and CEO of Caldera Systems. "To achieve this goal we knew we needed a comprehensive Develop on, Deploy on and Manage strategy - a strategy that some Linux companies are now trying to brand as their own. Over the last seven months, since announcing our intent to acquire SCO's server and professional services divisions, we have worked to jointly develop and deploy integrated products and solutions that allow us to unify UNIX with Linux to provide this alternative platform. Today, we are proud to preview our accomplishments."

         "As a leading Linux for Business company, Caldera has significantly enhanced its industry position in a short period of time," said George Paolini, vice president of technology evangelism and marketing, Sun Microsystems(TM). "The company has substantially contributed to the advancement of the powerful union of Java(TM) technology and Linux and brought its rich experience in developing open source solutions to the broad developer community through such programs as the Java Community Process (JCP)(SM). Unifying UNIX with its Linux for Business focus makes for a solid foundation on which the new Caldera International will be built."

         "Novell(R) stands behind the new Caldera International," said Blake Modersitzki, vice president, Global Strategic Alliances for Novell, the leading provider of Net services software. "Novell's eDirectory provides a fully developed and powerful directory service for Caldera's key products. We believe the pending acquisition will strengthen Caldera's maturity and infrastructure, providing even greater enterprise-level solutions."

         "As the leading provider of application development and deployment products for Linux, Borland(R) is pleased to be a partner with Caldera International," said Ted Shelton, chief strategy officer of Borland Software Corporation. "The new Caldera International will create an important focal point for enterprise use of Linux, and together we can provide corporations with a complete solution for developing and deploying world class applications on Linux."

         "As one of SCO's largest customers worldwide, Bavarian Motor Works
(BMW) has tremendous confidence in the new Caldera International," said Dr. Mueller, European director of BMW. "We are currently purchasing licenses for the newest release of SCO Open Server 5 licenses to upgrade existing motor testing applications to the new generation of tester systems. We believe that Caldera International's strategy of unifying UNIX with Linux for business will grow the market for both technologies."

         In a CeBIT press conference today, the proposed executives of the new company: Ransom Love, CEO; Dave McCrabb, COO; and Drew Spencer, CTO, outlined the new Caldera

International branding and the Unifying UNIX with Linux for Business product roadmaps. For more industry reaction to this announcement please visit http://www.caldera.com/partners/industry/quotes.html.

                                 [Text of Link]

                    Industry Reacts to Caldera International

INPRISE/BORLAND - "As the leading provider of application development and deployment products for Linux, Borland(R) is pleased to be a partner with Caldera International," said Ted Shelton, chief strategy officer of Borland Software Corporation. "The new Caldera International will create an important focal point for enterprise use of Linux, and together we can provide corporations with a complete solution for developing and deploying world class applications on Linux."

COMPAQ COMPUTER CORPORATION - "Compaq has a rich history with SCO and views the SCO-Caldera merger as a great opportunity to provide business solutions that scale to meet our joint customer needs. This will strengthen the relationship between Compaq and Caldera International," said Gary Campbell, Chief Technology Officer, Enterprise Servers at Compaq.

"Compaq sees OpenUnix 8 as an important milestone in the affinity between Unix and Linux " said Rick Becker, Director of Operating Systems Strategy at Compaq. "The power of OpenUnix 8 combined with industry leading Compaq ProLiant servers will enable customers to confidently deploy Linux applications in the enterprise."

COMPUTER ASSOCIATES - "CA will continue to provide eBusiness management solutions to support the Caldera and SCO customer bases," said Allan Andersen, Divisional VP, CA corporate marketing. "Users of Caldera Linux, SCO Unix and the entire unified Unix community, can rely on CA's industry leading Unicenter TNG to maximize the business value achieved from their investments in Caldera International systems."

FALCONSTOR - "Together, Caldera and FalconStor make excellent partners to advance the industry's knowledge, awareness and acceptance of Linux-based solutions. IDC estimates that by 2004, Linux will grow faster than all other operating systems combined. In enterprise environments, Linux is gaining rapid acceptance for its cost savings," stated Wayne Lam, Vice-President of Marketing at FalconStor. "Caldera's market-leading OpenLinux can be easily used as a base platform with software for aggregating and managing data storage networks. We've found that OpenLinux' robustness, performance and enterprise level management options make it an ideal platform for running IPStor."

NOVELL - "Novell stands behind the new Caldera International," said Blake Modersitzki, vice president, Global Strategic Alliances for Novell, the leading provider of Net services software. "Novell's eDirectory provides a fully developed and powerful directory service for Caldera's key products. We believe the pending acquisition will strengthen Caldera's maturity and infrastructure, providing even greater enterprise-level solutions."

PARASOFT - "We think Caldera International is going to have a very positive effect on the global development community," said ParaSoft's Executive Vice President Arthur Hicken. "With the growing popularity of Linux being deployed, we're excited that more vendors are recognizing the needs of customers in this marketplace."

STEELEYE - "Caldera International has built an industry-leading value chain to efficiently deliver volume servers to global customers," said Boris Geller, VP of Marketing at SteelEye. "Our integration of LifeKeeper's high-availability clustering with Caldera's OpenLinux eServer provides a reliable platform to rapidly deploy Intel-based servers in business-critical enterprise environments."

SUN MICROSYSTEMS - "As a leading Linux for Business company, Caldera has significantly enhanced its industry position in a short period of time," said George Paolini, vice president of technology evangelism and marketing, Sun Microsystems. "The company has substantially contributed to the advancement of the powerful union of Java(TM) technology and Linux and brought its rich experience in developing open source solutions to the broad developer community through such programs as the Java Community Process (JCP)(SM). Unifying UNIX with its Linux for Business focus makes for a solid foundation on which the new Caldera International will be built."

                                    --more--

CALDERA SYSTEMS, INC.
Founded in 1998 by Ransom Love, Caldera Systems (Nasdaq: CALD) is a "Linux for Business" leader. Caldera was the first to create the "Develop-on, Deploy-on, Manage" strategy for Linux-based clients and servers. Based in Orem, UT, Caldera has offices and 1000+ resellers worldwide. For more information on Caldera products and services, visit http://www.calderasystems.com.

THE SANTA CRUZ OPERATION, INC.
With headquarters in Santa Cruz, CA, The Santa Cruz Operation, Inc. is comprised of three independent divisions -- Tarantella, Inc., the Server Software Division, and the Professional Services Division. The Server Software Division is a leading provider of UNIX server operating systems. Tarantella, Inc. promotes a range of software technologies and products that web-enable any application instantly, for access by users anywhere. The Professional Services Division helps organizations create and deploy personalized IT strategies. The three divisions sell and support their products and services through a worldwide network of distributors, resellers, systems integrators, and OEMs. Please visit www.sco.com and www.tarantella.com for more information.

Caldera is a registered trademark of Caldera Systems, Inc. All other products, services, companies, events and publications are trademarks, registered trademarks or servicemarks of their respective owners in the U.S. and/or other countries.

The Santa Cruz Operation, SCO, UnixWare and Tarantella are trademarks or registered trademarks of The Santa Cruz Operation, Inc. in the USA and other countries. Sun Microsystems and Java are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

LINUX is a registered trademark of Linus Torvalds.
UNIX is a registered trademark of The Open Group in the United States and other countries.

Forward Looking Statements

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Caldera's, SCO's, and, assuming the acquisition of the SCO Server Software and Professional Services Divisions (the "Acquisition"), is completed, the combined companies' expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Caldera's, SCO's and the combined companies' strategies in the marketplace, their market positions, development of their combined products and their relationships with customers. All forward-looking statements included in this release are based upon information available to Caldera and SCO as of the date of the release, and neither Caldera, SCO nor the combined companies assume any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to 1) the potential disruption of Caldera's and SCO's businesses that might result from employee or customer uncertainty, and lack of focus following announcement of the Acquisition in connection with integrating the operations of Caldera and SCO; 2)product integration risk due to overlapping products and technologies; 3) the possibility that the Acquisition might not be consummated; 4) the effects of the public announcement of the Acquisition on Caldera's and SCO's stock prices, their sales and operating results, their ability to attract and retain key personnel and the progress of certain of their development projects; 5) the risk that customers may defer purchases of products of Caldera or SCO; 6) the substantial charges to be incurred as a result of the combination, primarily in the second and third quarters of the year; 7) the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs; 8) the difficulties of managing geographically dispersed operations; and 9) the risk that other benefits sought to be achieved by the Acquisition will not be achieved. These and other factors are risks associated with Caldera's and SCO's businesses that may affect their operating results and are discussed in SCO's and Caldera's filings with the Securities and Exchange Commission, in particular Caldera International's recent filings on Form S-4.

Additional Information and Where to Find It: The parties urge investors and security holders to review the following documents regarding the acquisition, including amendments that may be made to them, because they contain important information:

Caldera's Registration Statement on SEC Form S-4 and - Caldera's and SCO's Joint Proxy Statement/Prospectus. These documents and amendments to these documents have been filed with the United States Securities and Exchange Committee. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Caldera, SCO, the acquisition, the persons soliciting proxies relating to the acquisition, their interests in the acquisition, and related matters. Investors and security holders are able to obtain free copies of these documents, as they are available, through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention:
Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention: Investor Relations, telephone (831) 427-7399. In addition to the Registration

Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.